UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Solta Medical, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

83438K103
(CUSIP Number)

Mary J. Mullany
Ballard Spahr LLP
1735 Market Street
51st floor
Philadelphia, Pennsylvania 19103
(215) 665-8500
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Inlign CP III, LLC (20-4706978)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,435,993 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,435,993 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,435,993 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.82%
14.	TYPE OF REPORTING PERSON OO (Limited liability company)

(1)	319,709 shares are currently held in an escrow account.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). David Holthe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 61,719 (1)
	8.	SHARED VOTING POWER 5,435,993 (1)
	9.	SOLE DISPOSITIVE POWER 61,719 (1)
	10.	SHARED DISPOSITIVE POWER 5,435,993 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,497,712 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.91%
14.	TYPE OF REPORTING PERSON IN (Individual)

(1)	3,630 shares of which Mr. Holthe has sole voting and dispositive power and 319,709 shares of which Mr. Holthe has shared voting and dispositive power are currently held in an escrow account.

Item 1.        Security and Issuer

This Schedule 13D is being filed on behalf of Inlign CP III, LLC, an Arizona limited liability company, and David Holthe, its managing member (collectively referred to hereinafter as the “Reporting Persons”).

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Solta Medical, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 25881 Industrial Boulevard, Hayward, California 94545.

Item 2.        Identity and Background.

1.	(a)	Inlign CP III, LLC
	(b)	Inlign CP III, LLC’s business address is 4189 West Milky Way, Suite 3, Chandler, Arizona 85226
(c)
Inlign CP III, LLC’s principal business is to serve as an investment vehicle.  Initially, Inlign CP III, LLC held units of Sound Surgical Technologies, LLC.  Inlign CP III, LLC’s sole purpose now is to hold shares of the Issuer.

(d) and (e)   During the last five years, Inlign CP III, LLC has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Inlign CP III, LLC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

2.	(a)	David Holthe
	(b)	Mr. Holthe’s business address is c/o Inlign CP III, LLC, 4189 West Milky Way, Suite 3, Chandler, Arizona 85226
	(c)	Mr. Holthe’s principal occupation is a private equity manager.
	(d)	During the last five years, Mr. Holthe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, Mr. Holthe has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

	(f)	Mr. Holthe is a citizen of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration

As described in Item 4, the Common Stock that is the subject of this Schedule 13D was acquired by the Reporting Persons as consideration in the Merger (as defined below).  Therefore, no cash funds were used in the acquisition of the Common Stock that is the subject of this Schedule 13D.  As described below, the Reporting Persons entered into an agreement (the “Lock-Up Agreement”) pursuant to which each Reporting Person agreed limit the number of shares of Common Stock that such Reporting Person may sell within 270 days of the Closing Date (as defined below).  No additional consideration was paid in connection with the execution and delivery of the Lock-Up Agreement.  Prior to the consummation of the Merger (as defined below), no Reporting Person beneficially owned any securities of the Issuer.

Item 4.        Purpose of Transaction.

On January 29, 2013, Sound Surgical Technologies, LLC (the “Company”), the Issuer, Argonaut Limited Liability Company, a wholly owned subsidiary of the Issuer (“Merger Sub”), and Inlign CP III, LLC, in its capacity as representative, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub agreed to merge with and into the Company, such that the Company would become a wholly owned subsidiary of the Issuer (the “Merger”).  The Merger was consummated on February 26, 2013 (the “Closing Date”).

As consideration for the Merger, the Issuer has (i) issued in the aggregate 9.73 million shares of Common Stock to the Company’s unit holders and (ii) paid $5 million in cash to such holders and in respect to certain obligations of the Company outstanding at the closing.  As unit holders of the Company, the Reporting Persons received the Common Stock that is the subject of this Schedule 13D.  At closing, a portion of the Common Stock was deposited into an escrow account.  Such shares may be used to satisfy indemnification claims payable by Sound Surgical Technologies, LLC unit holders.  On the one-year anniversary of the Closing Date, any shares of Common Stock held in escrow will be released, less any shares necessary to satisfy an unsatisfied indemnification claim.

In addition, the Issuer has agreed to issue additional shares of its Common Stock (the “Earn-Out Shares”) to unit holders of the Company upon the achievement of certain revenue milestones in 2013 from the sale of the Company’s products. The Earn-Out Shares, if any, are issuable in the first quarter of 2014. The maximum number of Earn-Out Shares issuable to the Reporting Persons under the Merger Agreement is 2,042,956 shares.

The Issuer has agreed to prepare and file with Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”) with respect to the shares of Issuer common stock issued to the Reporting Persons in connection with the Merger.  The Issuer will use its commercially reasonable efforts to have the Registration Statement declared effective as promptly as possible after such filing and to keep the Registration Statement effective for two years after the Closing Date or such earlier date as of which the Reporting Persons may sell all such shares then owned by them in a three month period in accordance with Rule 144 of the Securities Act of 1933, as amended.

On January 23, 2013, the Reporting Persons entered into a Lock-Up Agreement with the Issuer.  Pursuant to the Lock-Up Agreement, the Reporting Persons agreed that, until 180 days after the effective date of the Registration Statement, subject to certain exceptions, they would not offer, pledge, sell, agree to sell, swap or otherwise transfer (a “Dispositive Action”) more than one-third (1/3) the shares of Common Stock that is the subject of this Schedule 13D.  If the Registration Statement is not effective within 180 days of the Closing Date, then such shares may be subject to a Dispositive Action 180 days after the Closing Date.  In addition, for the period beginning 181 days after the effective date of the Registration Statement and ending 270 days after such effective date, the Reporting Persons have agreed not to engage in any Dispositive Actions with respect to an additional one-third (1/3) of the shares of Common Stock that is the subject of this Schedule 13D.  Shares held in escrow are not included in these calculations.

On February 26, 2013, the Issuer’s board of directors increased the number of authorized directors from seven to eight and the Issuer’s board of directors appointed David B. Holthe to the board, effective as of the Closing Date. Mr. Holthe serves as a Class II director, whose initial term will expire at the Issuer’s 2014 annual meeting of stockholders.  Further, the Issuer has agreed to nominate Mr. Holthe for re-election at the end of Mr. Holthe’s initial term.

Item 5.        Interest in Securities of the Issuer.

(a) – (b)  Inlign CP III, LLC and Mr. Holthe beneficially own and share voting and dispositive power over 5,435,993 shares, or 7.82%, of the Issuer’s Common Stock.  Of that, 319,709 shares are currently held in escrow.  In addition, Mr. Holthe also beneficially owns and has sole voting and dispositive power over an additional 61,719 shares of the Issuer’s Common Stock, of which 3,630 shares are currently held in escrow.  In the aggregate, Mr. Holthe beneficially owns and has voting and dispositive power over 5,497,712 shares, or 7.91%, of the Issuer’s Common Stock.

(c)           Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Issuer’s common stock during the past 60 days.

(d)           To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents included as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

1.
Agreement and Plan of Merger dated as of January 29, 2013 among Sound Surgical Technologies, LLC, Solta Medical, Inc., Argonaut Limited Liability Company, a wholly-owned subsidiary of Solta, and Inlign CP III, LLC, acting solely in the capacity of Representative (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 26, 2013)

2.	Form of Lock-Up Agreement dated as of January 23, 2013 between Solta Medical, Inc. and certain unit holders of Sound Surgical Technologies, LLC.

3.	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2013

Inlign CP III, LLC

By:	/s/ David Holthe
David Holthe Managing Partner

/s/ David Holthe
David Holthe

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs this statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)